UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 2)

Miller Industries, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

600551105
(CUSIP Number)

William G. Miller 5025 Harrington Road Alpharetta, Georgia 30022 (770) 988-0797
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 600551105	Page 2 of 8

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): William G. Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,099,713(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,099,713(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,099,713(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 19.7%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 109,288 shares held by the Miller Family Foundation, Inc., a Georgia non-profit corporation of which William G. Miller is the sole director.  Also includes 583,556 shares held by Harbourside Investments, LLLP, a Georgia limited liability limited partnership (the “Partnership”) of which Mr. Miller is the sole general partner.

(2)	Pursuant to Rule 13d-3, the percentage reflects the relationship of the number of shares of Common Stock of the Issuer that Mr. Miller beneficially owns bears to the 9,341,436 shares of the Common Stock outstanding at October 31, 2003 (as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2003) plus an aggregate 1,317,707 shares of Common Stock issued in exchange transactions, which were completed on January 20, 2004, to Contrarian Funds, LLC and the Partnership. The issuance of shares to the Partnership was subject to a condition subsequent of obtaining shareholder approval, which occurred on February 12, 2004.

CUSIP No. 600551105	Page 3 of 8

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Harbourside Investments, LLLP (20-0420267)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 583,556
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 583,556
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 583,556
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.4%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Pursuant to Rule 13d-3, the percentage reflects the relationship of the number of shares of Common Stock of the Issuer that the Partnership beneficially owns bears to the 9,341,436 shares of the Common Stock outstanding at October 31, 2003 (as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2003) plus an aggregate 1,317,707 shares of Common Stock issued in exchange transactions, which were completed on January 20, 2004, to Contrarian Funds, LLC and the Partnership.  The issuance of shares to the Partnership was subject to condition subsequent of obtaining shareholder approval, which occurred on February 12, 2004.

CUSIP No. 600551105	Page 4 of 8

EXPLANATORY NOTE

            This Amendment No. 2 to Schedule 13D is being filed to report that the exchange of subordinated debt and warrants of the Issuer into common stock of the Issuer pursuant to an Exchange Agreement between Harbourside Investments, LLLP, a Georgia limited liability limited partnership (the “Partnership”) of which William G. Miller is the general partner, and Miller Industries, Inc., a Tennessee corporation (the “Issuer”) was approved by the shareholders of the Issuer and has been completed.

            This Amendment No. 2 amends and restates the Schedule 13D originally filed by William G. Miller on December 2, 2003, as amended on January 28, 2004.

Item 1.  Security and Issuer

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the common stock, par value $.01 per share (the “Common Stock”) of the Issuer.   The principal executive offices of the Issuer are located at 8503 Hilltop Drive, Ooltewah, Tennessee  37363.

Item 2.  Identity and Background

            (a)  The Reporting Persons are William G. Miller and Harbourside Investments, LLLP.

            (b)  The Reporting Persons’ address is 5025 Harrington Road, Alpharetta, Georgia 30022.

            (c)  Mr. Miller’s occupation is Chairman of the Board of Directors and Co-Chief Executive Officer of the Issuer.  Mr. Miller is the sole general partner and a limited partner of the Partnership.

            (d)  During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e)  During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)  Mr. Miller is a citizen of the United States of America.  The Partnership is a limited liability limited partnership organized under the laws of the State of Georgia.

Item 3.  Source and Amount of Funds or Other Consideration

            Mr. Miller caused the Partnership, of which he is a limited partner and the sole general partner, to enter into an agreement (the “Exchange Agreement”) with the Issuer whereby the Issuer issued 583,556 shares of its Common Stock in exchange for approximately $1.8 million principal amount of, plus approximately $1.32 million of accrued interest and fees on, its outstanding subordinated debt and warrants to purchase 82,382 shares of the its Common Stock.  The transactions contemplated by the Exchange Agreement were approved by the shareholders of the Issuer on February 12, 2004.

            Under the Exchange Agreement, the Partnership retained 70% of the outstanding principal amount of the subordinated debt that it held and converted the remaining 30% of the outstanding principal amount of such debt plus all accrued interest and commitment fees thereunder into shares of the Issuer’s Common Stock.  Immediately prior to entering into the Exchange Agreement, the Partnership held approximately $7.45 million of the Issuer’s subordinated debt, consisting of approximately $6.13 million of outstanding principal and approximately $1.32 million of accrued interest and fees.  Therefore, the Partnership continues to hold approximately $4.29 million principal amount of subordinated debt and converted approximately $3.16 million of the subordinated debt (30% of $6.13 million principal amount, plus approximately $1.32 million of accrued interest and fees) into 548,738 shares of the Issuer’s Common Stock.  In addition, the Partnership received 34,818 shares of the Issuer’s Common Stock in exchange for the warrants to purchase 82,382 shares of the Issuer’s Common Stock.

CUSIP No. 600551105	Page 5 of 8

            The subordinated debt and warrants held by the Partnership were purchased by the Partnership from Contrarian Funds, LLC (“Contrarian”) on November 24, 2003.  Contrarian had previously purchased all of the Issuer’s outstanding subordinated debt (the “Subordinated Debt”) in a series of transactions during the second half of 2003.  The Subordinated Debt was originally issued pursuant to that certain Amended and Restated Credit Agreement, dated July 23, 2001, as amended, by and among the Issuer and Miller Industries Towing Equipment, Inc., a Delaware corporation and Bank of America, N.A. in its capacity as a lender, and certain other financial institutions (the “Junior Credit Facility”).  The Junior Credit Facility and the notes issued pursuant to it are subordinate to the Issuer’s senior credit facility which was also entered into on July 23, 2001.  The Subordinated Debt had an original aggregate principal amount of $14.0 million bearing interest at the prime rate plus 6.0% per annum and at the time of Contrarian’s purchases had an outstanding principal amount of approximately $13.85 million bearing interest at the default rate of 14% per annum.  The original maturity date of the Subordinated Debt was July 23, 2003.  The total amount outstanding on the Subordinated Debt as of January 14, 2004, including accrued interest and commitment fees, was approximately $16.83 million with an interest rate of 14% per annum continuing to apply.

            As a part of its purchases of the Subordinated Debt, Contrarian also purchased warrants, or the rights to receive warrants, to purchase 186,028 shares of the Issuer’s Common Stock.  These warrants were issued by the Issuer to the initial lenders under the Junior Credit Facility pursuant to that certain Warrant Agreement, dated July 23, 2001, by and among the Issuer and the initial lenders.  The 186,028 total consists of warrants issued in July 2002 for the purchase of 47,417 shares of the Issuer’s Common Stock at an exercise price of $3.48 and warrants issued in October 2003 for 138,611 shares of Common Stock at an exercise price of $3.27.  Other than these transactions relating to the Subordinated Debt and the warrants, which it purchased without the involvement of the Issuer, Contrarian has no relationship with the Issuer or the Partnership.

            On November 24, 2003, the Partnership purchased from Contrarian 44.286% of (1) the Subordinated Debt and (2) the warrants to purchase 186,028 shares of the Issuer’s Common Stock.  As a result of this transaction, the Partnership acquired (1) approximately $6.13 million of the outstanding principal of Subordinated Debt plus accrued interest and fees attributable to this outstanding principal and (2) warrants to purchase an aggregate of 82,382 shares of the Issuer’s common stock, consisting of warrants to purchase up to 20,998 shares at an exercise price of $3.48 and 61,384 shares at an exercise price of $3.27.  Contrarian retained the remaining principal outstanding under the Junior Credit Facility, which is approximately $7.72 million, plus related interest and fees thereon of approximately $1.65 million, and the remaining warrants to purchase 103,646 shares of Common Stock.

            The Issuer entered into separate agreements with the Partnership and Contrarian as of January 14, 2004, pursuant to which each agreed to (1) extend the maturity date until July 31, 2005 of 70% of the principal amount of the outstanding Subordinated Debt that they respectively hold, (2) convert the remaining portion of their Subordinated Debt (which includes 30% of the principal amount plus all outstanding and accrued interest and fees) into shares of the Issuer’s Common Stock and (3) convert all of their respective warrants into shares of the Issuer’s Common Stock.  Under the Exchange Agreement, the Partnership, subject to the condition subsequent of obtaining shareholder approval, agreed to (1) extend the maturity date until July 31, 2005 of approximately $4.29 million of the principal amount of the Subordinated Debt and reduce the interest rate thereon from the default interest rate of 14% per annum to 9% per annum, (2) convert approximately $3.16 million of the Subordinated Debt into 548,738 shares of the Issuer’s Common Stock and (3) convert warrants for 82,382 shares of Common Stock into 34,818 shares of the Issuer’s Common Stock.

CUSIP No. 600551105	Page 6 of 8

            In addition to the Exchange Agreement described above, the Issuer has also entered into a registration rights agreements with Contrarian and the Partnership.  Under this agreement, the Issuer has agreed to file a registration statement covering the shares within 60 days of January 20, 2004.  The Issuer is obligated to use its best efforts to cause the registration statement to be made effective as soon as practicable and to maintain its effectiveness until the shares become eligible for resale under Rule 144(k).

            In addition to Mr. Miller being a limited partner and the sole general partner of the Partnership, other members of the senior management of the Issuer, including the Issuer’s other co-Chief Executive Officer, Chief Financial Officer, and Executive Vice President and General Counsel, are limited partners of the Partnership (the “Limited Partners”).  In connection with the formation of the Partnership, Mr. Miller made loans to the Limited Partners, the proceeds of which the Limited Partners then contributed to the Partnership.   These loans from Mr. Miller to the Limited Partners are secured by pledges of their respective limited partnership interests to Mr. Miller.

            Mr. Miller has previously filed a Schedule 13D on December 2, 2003, as amended on January 28, 2004.  This Amendment No. 2 is being filed as a result of the shareholders of the Issuer approving the transactions contemplated in the Exchange Agreement.

Item 4.  Purpose of Transaction

            Mr. Miller caused the Partnership to enter into the purchase agreement on November 24, 2003 because he viewed the purchase of the Subordinated Debt and the Assigned Warrants as an attractive investment opportunity and because he believed that the Partnership’s purchase of the Subordinated Debt would facilitate the Issuer’s restructuring of its senior credit facility.  The restructuring of the senior credit facility was completed on December 24, 2003.  Mr. Miller caused the Partnership to enter into the exchange transaction described in Item 3 because he viewed the exchange of a portion of the Subordinated Debt and the Assigned Warrants for Common Stock as an attractive investment opportunity.  In addition, Mr. Miller believed that the conversion of a portion of the Subordinated Debt into equity of the Issuer will reduce the Issuer’s ongoing interest expense, the issuance of equity securities by the Issuer will help the Company in its efforts to regain compliance with New York Stock Exchange Listing standards, and the extension of the maturity date of the Subordinated Debt made it so that the Company is no longer in default under the Junior Credit Facility.

            The Reporting Person, in his capacity as Chairman of the Board and co-Chief Executive Officer of the Issuer, will be involved in the management of the Issuer.  Except as set forth above in this Item 4, the Reporting Person does not have any plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

            (a) - (b)  The 2,099,713 shares of Common Stock beneficially held by Mr. Miller (the “Shares”) represent 19.7% of the 9,341,436 shares of Common Stock outstanding at October 31, 2003 (as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2003) plus an aggregate of 1,317,707 shares of Common Stock issued to the Partnership and Contrarian Funds, LLC in separate exchange transactions.  109,288 of the Shares are held by the Miller Family Foundation, Inc., of which Mr. Miller is the sole director.  583,556 of the Shares are held by the Partnership of which Mr. Miller is the general partner.  Mr. Miller has sole power to vote and dispose of the Shares, including the Shares held by the Partnership by virtue of Mr. Miller being the general partner of the Partnership.

CUSIP No. 600551105	Page 7 of 8

            (c)  Except for the transactions described herein, no transactions in shares of Common Stock of the Issuer were effected by the Reporting Persons.

            (d)  No person other than the Reporting Persons are known by them to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

            (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Mr. Miller is the general partner of the Partnership pursuant to a limited partnership agreement providing to Mr. Miller the authority, among other things, to invest the funds of the Partnership, to vote and dispose of investments and to file this Statement on behalf of the Partnership.  Except as described in Item 3 of this Statement and in this Item 6, as of the date of this Statement there are no contracts, arrangements or understandings involving either of the Reporting Persons with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

EXHIBIT 1

Assignment and Acceptance, dated November 24, 2003, by and between Harbourside Investments, LLLP and Contrarian Funds, LLC (filed on Exhibit 1 of Mr. Miller’s Schedule 13D on December 2, 2003 and incorporated herein by reference).

EXHIBIT 2

Exchange Agreement by and between the Registrant and Harbourside Investments, LLLP, dated January 14, 2004 (filed on Exhibit 10.8 of the Issuer’s Form 8-K (File No. 001-14124) on January 27, 2004 and incorporated herein by reference).

EXHIBIT 3

Registration Rights Agreement by and among the Registrant, Contrarian Funds, LLC, and Harbourside Investments, LLLP, dated January 20, 2004 (filed as Exhibit 10.9 of the Issuer’s Form 8-K (File No. 001-14124) on January 27, 2004 and incorporated herein by reference).

EXHIBIT 4	Agreement Regarding Joint Filing of Statement on Schedule 13D (including power of attorney)

CUSIP No. 600551105	Page 8 of 8

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William G. Miller William G. Miller

HARBOURSIDE INVESTMENTS, LLLP

/s/ William G. Miller William G. Miller, as General Partner